Exhibit 99.3

Execution version

May 25, 2022

Q&K International Group Limited

Re: Payoff Letter

Dear Sirs,

Reference is hereby made to the US$35,000,000 loan agreement, dated December 18, 2019 (the “Loan Agreement”, as amended, restated or supplemented from time to time), between Q&K International Group Limited as borrower (the “Borrower”) and Azure Investments Ltd. as the lender (the “Lender”). Capitalized terms used but not defined herein shall have the meanings given to them in the Loan Agreement.

Pursuant to the subscription agreement (“Subscription Agreement”) dated May 25, 2022 between the Borrower and the Lender, the Lender agrees to subscribe for the Subscription Shares (as defined in the Subscription Agreement) pursuant to the terms and conditions of the Subscription Agreement.

Upon the occurrence of Closing (as defined in the Subscription Agreement), all amount outstanding under the Loan Agreement and the other Finance Documents shall, simultaneously upon the occurrence of Closing, be deemed repaid by the Borrower and the Borrower shall not be liable to the Lender any obligations under the Finance Documents (together with accrued interest and all other amounts outstanding under the Finance Documents) (the “Discharge”).

Upon the occurrence of the Closing, the Lender shall, upon the reasonable request and in the cost and expenses of the Borrower, (i) do all things and execute all documents as may reasonably necessary to give effect to the release of the transaction security and the termination of (a) the Loan Agreement, and (b) the Security Documents (without prejudice to any claims, rights or obligations that are expressly stated to survive termination of the Finance Documents); and (ii) authorise the Borrower and/or the Security Providers to make filings and releases and provide notices of satisfaction of charge to give effect to the matters set out in the deed of release and termination, in each case without the signature of the Lender, to the extent permitted by law.

Notwithstanding anything provided in this Payoff Letter, each of the Borrower and the Lender agrees that if the Closing does not occur, the Discharge will not occur and the terms and conditions of the Finance Documents will remain in full force and effect.

This Payoff Letter shall be binding on and shall inure solely to the benefit of the Lender, the Borrower, the Security Providers and their respective successors and assigns, and no other person shall have any rights herein under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the laws of Hong Kong) to enforce or to enjoy the benefit of any provision of this Payoff Letter.

This Payoff Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Payoff Letter.

This Payoff Letter and the rights and obligations of the parties arising hereunder shall be governed by, and shall be construed and enforced in accordance with Hong Kong law.

Very truly yours,

LENDER

AZURE INVESTMENTS LTD.

By:	/s/ Marie Edwine Zarei
Name: Marie Edwine Zarei
Title: Director

Agreed to and accepted on May 25, 2022:

BORROWER

Q&K INTERNATIONAL GROUP LIMITED

By: /s/ Zhichen Sun
Name: ZHICHEN SUN
Title: CFO